To:
Delaware Division of Corporations
401 Federal Street – Suite 4
Dover, DE 19901
Phone: 302-739-3073
Fax: 302-739-3812

From:
Accesr Inc.
2909 Reagan St
Dallas, TX 75219

SUBJECT: Certificate of Amended and Restated Certificate of Incorporation

Dear Sir or Madam:

Enclosed please find a copy of the AMENDED AND RESTATED CERTIFICATE OF
INCORPORATION to be filed in accordance with the General Corporation Law of the State of
Delaware.

Kind Regards,

Alan Rodriguez
CEO
Accesr Inc.
2909 Reagan St
Dallas, TX 75219
(214) 476-7448
alanrodriguez@accesr.com

Questions call:
(302) 739-3073, corp@delaware.gov

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
ACCESR INC.
(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Accesr Inc., a corporation organized on May 10, 2021, and existing under and by virtue of the provisions of the Delaware General Corporation Law of the State of Delaware (the "General Corporation Law"), at the direction of the Board of Directors, hereby resolves to submit an Amended and Restated Certificate of Incorporation for Accesr Inc. pursuant to Sections 242 and 245 of the General Corporation Law, as follows:

ARTICLE I: The name of this corporation is Accesr Inc. (the "Corporation").

ARTICLE II: The address of its registered office in the State of Delaware is 1209 Orange St, Wilmington, DE 19801, located in New Castle County. The name of its registered Agent at such address is The Corporation Trust Company.

ARTICLE III: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE IV: The total amount of stock this corporation is authorized to issue is 12,000,000 shares with a par value of $0.00001 per share. This par value shall apply to each class of stock.

The corporation shall have the following classes of stock.

There shall be a class of common stock referred to as "Founder Common Stock," which shall consist of 4,000,000 shares of common stock. Each holder of shares of Founder Common Stock shall be entitled to the number of votes equal to ten (10) times the number of shares of Founder Common Stock held by such holder and, as to each vote, shall have voting rights and powers equal to the voting rights and powers of the other holders of shares of Founder Common Stock, and shall be entitled to any notice of any stockholders' meeting in accordance with the bylaws of the corporation.

Furthermore, the corporation shall have a class of common stock referred to as "Common A Stock," which shall consist of 450,000 shares of common stock. Each holder of shares of Common A Stock shall be entitled to the number of votes equal to one (1) times the number of shares of Common A Stock held by such holder and, as to each vote, shall have voting rights and powers equal to the voting rights and powers of the other holders of shares of Common A Stock, and shall be entitled to any notice of any stockholders' meeting in accordance with the bylaws of the corporation. Common A Stock may only be issued to individuals or organizations that have been authorized by Netcapital Systems LLC.

Furthermore, the corporation shall have blank check common stock, which shall be designated as "Common B Stock," which shall consist of 2,550,000 shares of common stock. The Board of Directors of the corporation are authorized to determine or alter the powers, preferences and rights, and the qualifications, limitations and restrictions granted to or imposed upon any wholly unissued series of

Common B Stock, and within the limitations or restrictions stated in any resolution or resolutions of the Board of Directors of the corporation originally fixing the number of shares constituting any series of Common B Stock, to increase or decrease (but not below the number of shares of any such series of preferred stock then outstanding) the number of shares of any such series of Common B Stock, and to fix the number of shares of any series of Common B Stock. In the event that the number of shares of any series of Common B Stock shall be so decreased, the shares constituting such decrease shall resume the status which such shares had prior to the adoption of the resolution originally fixing the number of shares of such series of Common B Stock subject to the requirements of applicable law.

Furthermore, the corporation shall have blank check preferred stock, which shall be designated as "Preferred Stock," which shall consist of 5,000,000 shares of Preferred Stock. The Board of Directors of the corporation are authorized to determine or alter the powers, preferences and rights, and the qualifications, limitations and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock, and within the limitations or restrictions stated in any resolution or resolutions of the Board of Directors of the corporation originally fixing the number of shares constituting any series of Preferred Stock, to increase or decrease (but not below the number of shares of any such series of preferred stock then outstanding) the number of shares of any such series of Preferred Stock, and to fix the number of shares of any series of Preferred Stock. In the event that the number of shares of any series of Preferred Stock shall be so decreased, the shares constituting such decrease shall resume the status which such shares had prior to the adoption of the resolution originally fixing the number of shares of such series of Preferred Stock subject to the requirements of applicable law.

ARTICLE V: The number and election of directors of the Corporation and the directors voting shall be determined in the manner set forth in the Bylaws of the Corporation. The name and address of the initial director of the company is:

Alan Rodriguez – 2909 Reagan St, Dallas, TX 75219

ARTICLE VI: To the fullest extent permitted by law, a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

ARTICLE VII: The corporation shall indemnify and hold harmless the directors and officers ("Indemnified Persons") of the corporation, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended. Further, the corporation may indemnify and advance expenses to employees and agents, who were or is made or is threatened to be made or is otherwise involved in any legal proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees, or agents shall be made in such manner as is determined by the Board of Directors in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a legal action initiated by such person if the legal action was not authorized in advance by the Board of Directors. The corporation may pay the expenses (including attorneys' fees) incurred herein in defending any legal action in advance of its final disposition on such terms and conditions as may be determined by the Board of Directors.

       I, **THE UNDERSIGNED,** for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand and executed this AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF ACCESR INC. on the date below.

By: _____
        Alan Rodriguez, Chief Executive Officer